Exhibit 21.1

Name of Subsidiary	State of Incorporation

Arvinas, Inc.	Delaware

Arvinas Androgen Receptor, Inc.	Delaware

Arvinas BRD4, Inc.	Delaware

Arvinas Estrogen Receptor, Inc.	Delaware

Arvinas Winchester, Inc.	Delaware